1STOPSALE.COM HOLDINGS, INC.
                            15445 N. Nebraska Avenue
                                 Lutz, FL 33549
                                 ---------------

           Information Statement pursuant to sections 14(C) and 14(F)
                   of the securities and exchange act of 1934
                                 ---------------

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY
                                ----------------

         This Information Statement (the "Information Statement") is being mailed on or about October 1, 2001 to the holders of record at the close of business on September 19, 2001, (the "Record Date") of the common stock, $.001 par value per share (the "Common Stock") of 1stopsale.com Holdings, Inc. (the "Company"), in connection with the Company's acquisition of Global Energy & Environmental Research, Inc. ("Global") and appointment of certain persons to the Board of Directors of the Company other than at a meeting of the shareholders of the Company.

         This Information Statement is also being mailed to the Company's shareholders in connection with a proposed action by written consent to authorize and approve:

o        An  amendment  and   restatement   of  the  Company's   Certificate  of
         Incorporation which (a) changes the name of the Company to "Global Energy Group, Inc."; (b) reverse splits the outstanding shares of the Company's Common Stock one-for-ten (the "Reverse Split"); (c) decreases the par value of the Company's Common Stock resulting from the Reverse Split from $.01 to $.001; (d) increases the number of shares of Common Stock the Company is authorized to issue from 5,000,000 to 50,000,000; and (e) increases the number of shares of Preferred Stock the Company is authorized to issue from 500,000 to 10,000,000.

o        The adoption of the Company's 2001 Equity Incentive Plan.

         The sole member of the Board of Directors owns 11,500,000 shares of Common Stock. These shareholdings represent approximately 95% of the total outstanding votes of all issued and outstanding Common Stock of the Company and was sufficient to take the proposed action on the Record Date. Dissenting shareholders do not have any statutory appraisal rights as a result of the action taken. The sole director has executed a written consent in favor of the proposed action on behalf of the shares of the Company which he owns. The sole director does not intend to solicit any proxies or consents from any other shareholders in connection with this action.



         Pursuant to the provisions of Delaware law and the Company's Certificate of Incorporation, the amendments require the approval of a majority of such shares. Accordingly, the vote of the sole director is sufficient to approve these matters, which he believes is in the best interests of the Company and its shareholders. The corporate action will be effective ten days after the mailing of this Information Statement.

         This Information Statement is being distributed pursuant to the requirements of Sections 14(c) and 14(f) of the Securities Exchange Act of 1934.

         The entire cost of furnishing this Information Statement will be borne by the Company. The Company will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of the Common Stock held of record by them and will reimburse such persons for their reasonable charges and expenses in connection therewith.

               INFORMATION RELATING TO THE COMPANY'S COMMON STOCK

         The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of the Record Date, the Company had 12,078,775 shares of the Common Stock outstanding.

                        CHANGES OF CONTROL OF THE COMPANY

         On August 20, 2001, Donald R. Mastropietro ("Mastropietro") acquired 11,500,000 restricted shares of the Company's Common Stock from William Tay in a private purchase transaction. Mastropietro became the "control person" of the Company as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, Mr. Tay nominated Mastropietro to be director of the Company (subject to compliance with Rule 14f-1 of the Securities Exchange Act of 1934) and as President, Secretary and Treasurer. Mr. Tay resigned.

         Prior to the sale, the Company had 12,078,775 shares of Common Stock outstanding.

         A copy of the Stock Purchase Agreement reflecting the sale of the 11,500,000 shares was filed with the U.S. Securities and Exchange Commission as an exhibit to the Company's Form 8-K Report dated August 20, 2001. The foregoing description is qualified by such reference.

         On September 17, 2001, the Company entered into a Securities Exchange Agreement (the "Securities Exchange Agreement") to acquire (the "Acquisition") 100% of the issued and outstanding common stock of Global for an aggregate of 9,375,000 shares of Common Stock of the Company after giving effect to the Reverse Split. It is anticipated that the Acquisition will close on October 12, 2001. Pursuant to the Securities Exchange Agreement, the Company will issue the equivalent of 93,750,000 shares of Old Common Stock to the Global shareholders. Accordingly, after the amendment and closing with the shareholders of Global, the new combined entity will have approximately 10,582,878 shares of Common Stock issued and outstanding.

         Upon the closing of the Acquisition, Global's shareholders will own approximately 89% of the outstanding Common Stock and will be able to elect new directors and officers either at a meeting of shareholders or by written consent.


                               BOARD OF DIRECTORS

General

         Management of the Company, prior to the Acquisition (collectively referred to as "Prior Management') is set forth below:

         Name                               Position

         Donald R. Mastropietro     President, Treasurer, Secretary
                                    and Sole Director

         Prior Management will resign effective as of the closing of the Acquisition (scheduled for October 12, 2001) and the following individuals (collectively referred to as "New Management") will be nominated to assume the positions set forth next to their names:

     Name                 Age         Position


Richard E. Wiles          56         President, CEO and Chairman
Robert D. Fincher         44         CFO, Vice President Business Development,
                                     Secretary, Treasurer, and a Director
Thomas H. Hebert          61         Vice President Research and Development
Brian Haynes              43         Vice President Engineering, Chief Technical
                                     Officer, and a Director
Todd Van Hyfte            38         Executive Vice President and a Director
Keith Glaze               37         Vice President Operations
Walter Curt               42         Director


Richard E. Wiles - President, CEO and Chairman

Richard E. Wiles has served as President and Chief Executive Officer of Global since its inception in February 1998. Mr. Wiles was elected Chairman of Global in June 2001. Prior to his association with Global, Mr. Wiles served from May 1975 to June 1995 as President of Richard E. Wiles Corp., a company specializing in land development. From June 1995 to January 1998, Mr. Wiles served as President of Sun South Corp. Mr. Wiles earned a BA degree in Business Administration from Coe College, Cedar Rapids, Iowa.


Robert D. Fincher - Chief Financial Officer, Vice President Business Development, Secretary, Treasurer, and Director

As of the Closing of the Acquisition, Robert D. Fincher will be elected and appointed as Chief Financial Officer, Vice President Business Development, Secretary, Treasurer and Director of Global. Previously, Mr. Fincher served as Vice President of Corporate Development of Breed Technologies, Inc. from January 1993 to February 2000. In the past, Mr. Fincher served as a Senior Project Financial Analyst of United Technologies and was a Budget Coordinator with Detroit Edison. Mr. Fincher graduated with honors and earned a BA degree in Economics from the University of Pittsburgh.


Thomas H. Hebert - Vice President Research and Development

Thomas H. Hebert has served as Vice President Research and Development of Global since February 1998. With over 32 years in the construction, HVACR and refrigeration industries, Mr. Hebert has invented and been the principal design engineer for numerous technologies, including several patented products. From June 1995 to September 1997, he served as Vice President of Engineering with Energy Technologies, Inc. Mr. Hebert has focused on product development, applications and manufacturing/production development, and has spent over twenty years in the development and research of his proprietary inventions. Mr. Hebert earned a BS in Physics as well as an M.SCI in Physical Chemistry from the University of South Florida, and is a Masters Candidate in Engineering.


Brian Haynes - Vice President Engineering, Chief Technical Officer, Director

As of the Closing of the Acquisition, Brian Haynes will be elected and appointed as Vice President Engineering, Chief Technical Officer and Director of Global. With over twenty years of engineering and technical management experience, Mr. Haynes previously served from April 1992 to June of 1995 as the Chief Electrical Engineer at SAIC. From January 1993 to September 2001 he founded and successfully managed a multi-discipline engineering firm providing consulting, design, installation, and startup services to the domestic and international energy and communication markets. From June 1999 to May 2000, he served as an engineering and management consultant to the government of Bulgaria for the $1 billion (US) modernization program of the nation's power generation facilities. Mr. Haynes has been responsible for the design, construction, startup, and operation of engineered systems throughout the United States, Latin America, Europe and Africa. Mr. Haynes earned a BS in Engineering from the University of Tennessee.

Todd Van Hyfte - Executive Vice President, Director

As of the Closing of the Acquisition, Todd Van Hyfte will be elected and appointed as Executive Vice President and Director of Global. From June 1998 to September 2001, Mr. Van Hyfte served as Manager of Product Strategies of Lennox International, a subsidiary of Lennox Industries. From April 1997 to June 1998, he served as Product Manager of Alco Controls Division of Emerson Electric Company. From May 1992 to April 1997, Mr. Van Hyfte served as Senior Marketing Engineer (International Group) for The Trane Company, a subsidiary of American Standard. Mr. Van Hyfte earned a BS degree in Electrical Engineering Technology from Southern Illinois University, and an MBA from University of Dallas.

Walter M. Curt - Director

As of the Closing of the Acquisition, Walter M. Curt will be elected as Director of Global. Mr. Curt currently serves as President and Chief Executive Officer of Shenandoah Electronic Intelligence, Inc. that he founded in 1986. With an extensive background in specialized communications system design, he supervised the development, field installation, and debugging of the primary network systems for file tracking and information management of the Immigration and Naturalization Service, which he continued to serve as a customer for 15 years. A subsidiary of his company, Power Monitors, Inc., oversees the design, manufacture, and marketing of power quality monitoring equipment for the electric power industry. Mr. Curt has been awarded three US patents based on communications technologies and is in the process of filing for two additional patents. Mr. Curt earned a B.A. in Physics from James Madison University.

Keith Glaze - Vice President Operations

Keith Glaze has served as Vice President Operations of Global since April 1998. From April 1997 to April 1998, he served as Senior Business Analyst of George S. May International, Inc., the world's largest management consulting firm. From October 1990 to March 1997, Mr. Glaze served as Regional Manager with Evcon Industries/York International. Mr. Glaze brings over 16 years of experience in the HVACR industry and has served in sales and management positions with a number of major air-conditioning manufacturers.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of the common stock of the Company as of the Record Date:

o each person or entity known to own beneficially more than 5% of the common stock; o each of the Company's directors; o each of the Company's named executive officers; and o all executive officers and directors of the Company as a group.


                Name and Address of            Amount and Nature of   Percent of
Title of Class  Beneficial Owner (1)           Beneficial Ownership    Class (2)
-------------- ----------------------      ----------------------     ---------

Common Stock   Donald R. Mastropietro              11,500,000             95.2%
               321 N. Kentucky Ave., Suite 1
               Lakeland, FL  33801

Common Stock   All Officers and Directors as a
               Group (1 person)                    11,500,000             95.2%
--------------

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2)      Based upon 12,078,775 shares issued and outstanding.

         On August 7, 2001, Mr. Mastropietro entered into a Pledge and Escrow Agreement (the "Loan Agreement") with Robert Smith to obtain the funds for the acquisition of the Common Stock. Pursuant to the terms of the Loan Agreement, the shares of the Company's Common Stock acquired by Mr. Mastropietro are collateral for the collection of the $450,000 loan that is due December 31, 2001 with interest at 6% per annum. Pursuant to the Loan Agreement, Robert Smith may become the beneficial owner of the 11,500,000 shares following a default in the Loan Agreement. Prior to such default, Mr. Smith does not have voting or dispositive power with respect to the Common Stock.

                             EXECUTIVE COMPENSATION

Executive  Officers  and  Directors

         We currently do not pay any cash salaries to any officers or directors.

Summary  Compensation  Table

         The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1999 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                           SUMMARY COMPENSATION TABLE

                           Annual Paid Compensation                                     Long Term Compensation
                         --------------------------------------------       -----------------------------------------------
                                                                            Awards                           Payouts
                                                                            -----------------------------------------------


                                                               OTHER         RESTRICTED        SECURITIES    ALL
NAME AND                                         ANNUAL        STOCK         UNDERLYING        LTIP          OTHER
PRINCIPAL                  SALARY      BONUS  COMPENSATION     AWARDS        OPTIONS           PAYOUTS       COMPENSATION
POSITION         YEAR        ($)         ($)       ($)           ($)         SARS (#)          ($)           ($)
--------         ----      ------      ------ ------------     ------        --------          ----------    ------------
William Tay      2000        -0-        -0-       -0-            -0-           -0-               -0-            -0-
(President,     (12/31)
 Treasurer,
 Secretary)
                 1999        -0-        -0-       -0-            -0-           -0-               -0-            -0-
                (12/31)

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                          (INDIVIDUAL GRANTS)

                 NUMBER OF SECURITIES        PERCENT OF TOTAL
                    UNDERLYING              OPTIONS/SAR'S GRANTED
                   OPTIONS/SAR'S            TO EMPLOYEES IN FISCAL         EXERCISE OF EXPIRATION
NAME                GRANTED (#)                   YEAR                      BASE PRICE  ($/SH)         DATE
-----------------------------------------------------------------------------------------------------------------
William Tay           None                         N/A                             N/A                  N/A




                               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                            AND FY-END OPTION/SAR VALUES


                                                                  Number of Unexercised            Value of Unexercised In
                  Shares Acquired                                 Securities Underlying             The-Money Option/SARs
                       On                  Value                 Options/SARs At Fy-End (#)               At FY-End ($)
Name               Exercise (#)          Realized ($)            Exercisable/Unexercisable         Exercisable/Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------

William Tay            N/A                   N/A                          None                                 N/A



         In addition to the foregoing, Mr. Mastropietro approved the Company's 2001 Equity Incentive Plan (the "Plan"). Additional information concerning the Plan is set forth under the caption "Approval of the 2001 Equity Incentive Plan," below.

                     APPROVAL OF AMENDMENTS TO THE COMPANY'S
                          CERTIFICATE OF INCORPORATION

         The Company's sole director approved an amendment and restatement to the Company's Certificate of Incorporation to (a) change the name of the Company to "Global Energy Group, Inc."; (b) reverse split the outstanding shares of the Company's Common Stock one-for-ten (the "Reverse Split"); (c) reduce the par value of the Company's Common Stock resulting from the Reverse Split from $.01 to $.001; (d) increase the number of shares of Common Stock the Company is authorized to issued from 5,000,000 to 50,000,000; and (e) increase the number of shares of Preferred Stock the Company is authorized to issue from 500,000 to 10,000,000. The sole board member, who holds approximately 95.2% of the Company's Common Stock has approved these actions and has consented to the taking of these actions without a meeting. A copy of the restated and amended Certificate of Incorporation substantially in the form it will be filed with the Secretary of the State of Delaware is attached hereto as Appendix A.

Change of Corporate Name

         The Company has entered into a Securities Exchange Agreement ("Securities Exchange Agreement") with shareholders owning 100% of Global Energy & Environmental Research, Inc., a Florida corporation ("Global") regarding acquisition by the Company of all of the issued and outstanding common stock of Global. At present it is anticipated that a closing will occur on or about October 12, 2001 and the sole director believes it is prudent to take the necessary corporate actions necessary to consummate the Acquisition. Information concerning the Acquisition and Global is set forth under the caption "The Global Acquisition," below. In the event the closing does not occur, the Company will maintain its present name.

         The change of corporate name will become effective upon the filing with the Secretary of State of an amendment and restatement to the Company's Certificate of Incorporation which states that, upon the filing of the Certificate of Amendment the name of the Corporation will be "Global Energy Group, Inc."

One-For-Ten Reverse Split  and Reduction of Par Value

         As a result of the Reverse Split, each share of Common Stock outstanding at the effective time of the Reverse Split, will, without any action on the part of the holder thereof, become one-tenth share of Common Stock. The amendment will also decrease the par value per share of the Company's common stock from $.01 to $.001. The decrease in the par value per share will reduce the Company's capital stock accounts. For purposes of this description, the Common Stock, as presently constituted, is referred to as the "Old Common Stock" and the Common Stock resulting from the Reverse Split is referred to as the "New Common Stock."

         The Reverse Split will become effective upon the filing with the Secretary of State of an amendment and restatement to the Company's Certificate of Incorporation which states that, upon the filing of the Certificate of Amendment, each share of Old Common Stock then issued and outstanding would automatically become and be converted into one-tenth share of New Common Stock.

         Principal Effects of the Reverse Split

         The principal effects of the Reverse Split will be as follows:

         Based upon the 12,078,775 shares of Old Common Stock outstanding on the Record Date, the Reverse Split would decrease the outstanding shares of Old Common Stock by 80%, and, upon the effectiveness of the Reverse Split and the completion of the Acquisition approximately 10,582,878 shares of New Common Stock would be outstanding.

         The Company will obtain a new CUSIP number for the New Common Stock at the time of the Reverse Split. Following the effectiveness of the Reverse Split, each ten shares of Old Common Stock, without any action on the part of the holder, will represent one share of New Common Stock.

         Subject to the provisions for elimination of fractional shares, as described below, consummation of the Reverse Split will not result in a change in the relative equity position or voting power of the holders of Old Common Stock.

         The Certificate of Restatement and Amendment of the Company's Certificate of Incorporation will be filed with the Secretary of State of Delaware ten days after the mailing of this Information Statement. The Reverse Split would become effective as of the date of such filing (the "Effective Date").

         Purposes of the Reverse Stock Split

         The Reverse Split will decrease the number of shares of Old Common Stock outstanding and presumably increase the per share market price for the New Common Stock. Theoretically, the number of shares outstanding should not, by itself, affect the marketability of the stock, the type of investor who acquires it, or the Company's reputation in the financial community, but in practice this is not necessarily the case, as many investors look upon a stock trading at or under $1.00 per share as unduly speculative in nature and, as a matter of policy, avoid investment in such stocks.

         Many leading brokerage firms are reluctant to recommend lower-priced securities to their clients and a variety of brokerage house policies and practices currently tend to discourage individual brokers within firms from dealing in lower-priced stocks. Some of those policies and practices pertain to the payment of brokers' commissions and to time consuming procedures that make the handling of lower priced stocks unattractive to brokers from an economic standpoint. In addition, the structure of trading commissions also tends to have an adverse impact upon holders of lower priced stocks because the brokerage commission on a sale of a lower priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher priced issue.

         In addition, there are not a sufficient number of authorized but unissued shares of Common Stock to consummate the Acquisition. The sole director believes that the Reverse Split and Acquisition is in the best interest of the Company and its shareholders. The Company requires additional capital for its operations and does not believe that it will be able to raise the necessary capital unless the price of the Common Stock is higher than the current Common Stock price levels. However, no assurance can be given that the Reverse Split will result in any increase in the Common Stock price or that the Company will be able to complete any financing following the Reverse Split.

         Exchange of Certificate and Elimination of Fractional Share Interests

         On the Effective Date, each ten shares of Old Common Stock will automatically be combined and changed into one share of New Common Stock. No additional action on the part of the Company or any shareholder will be required in order to effect the Reverse Split. Shareholders will be requested to exchange their certificates representing shares of Old Common Stock held prior to the Reverse Split for new certificates representing shares of New Common Stock. Shareholders will be furnished the necessary materials and instructions to effect such exchange promptly following the Effective Date. Certificates representing shares of Old Common Stock subsequently presented for transfer will not be transferred on the books and records of the Company but will be returned to the tendering person for exchange. Shareholders should not submit any certificates until requested to do so. In the event any certificate representing shares of Old Common Stock is not presented for exchange upon request by the Company, any dividends that may be declared after the Effective Date of the Reverse Split with respect to the Common Stock represented by such certificate will be withheld by the Company until such certificate has been properly presented for exchange, at which time all such withheld dividends which have not yet been paid to a public official pursuant to relevant abandoned property laws will be paid to the holder thereof or his designee, without interest.

         No fractional shares of New Common Stock will be issued to any shareholder. Accordingly, shareholders of record who would otherwise be entitled to receive fractional shares of New Common Stock, will, upon surrender of their certificates representing shares of Old Common Stock, receive a cash payment in lieu thereof equal to the fair value of such fractional share. Holders of less than ten shares of Old Common Stock as a result of the Reverse Split will on the Effective Date no longer be shareholders of the Company. The Board of Directors had determined that the fair value of the Common Stock will be based on the closing price of the Common Stock on the OTC-Bulletin Board on the Effective Date (as adjusted to reflect the Reverse Split) or, if there are no reported sales on such date, the average of the last reported high bid and low asked price on such day shall be used.

         Federal Income Tax Consequences of the Reverse Split

         The combination of each ten shares of the Old Common Stock into one share of New Common Stock should be a tax-free transaction under the Internal Revenue Code of 1986, as amended, and the holding period and tax basis of the Old Common Stock will be transferred to the New Common Stock received in exchange therefor.

         Generally, cash received in lieu of fractional shares will be treated as a sale of the fractional shares (although in unusual circumstances such cash might possibly be deemed a dividend), and shareholders will recognize gain or loss based upon the difference between the amount of cash received and the basis in the surrendered fractional share.

         This discussion should not be considered as tax or investment advice, and the tax consequences of the Reverse Split may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual Federal, state, local and foreign tax consequences.

Change in Authorized Capital Stock

         The sole director has approved an amendment to the Company's Certificate of Incorporation which would change the number of authorized shares of Common Stock, and the par value from $.01 to $.001 per share. The number of authorized common shares would be increased to 50,000,000 shares. In addition, the amendment will approve an increase in the number of authorized shares of Preferred Stock from 500,000 to 10,000,000 shares. There are no shares of Preferred Stock issued or outstanding.

         Discussion of the Amendment

         On the Record Date, there were 12,078,775 shares of Common Stock outstanding. Pursuant to the Securities Exchange Agreement, the Company is obligated to issue the equivalent of 93,750,000 shares of Old Common Stock to the Global shareholders. Accordingly, after the amendment and closing with Global, the new combined entity will have approximately 10,582,878 shares of New Common Stock issued and outstanding.

         Under the Company's Certificate of Incorporation, the Board of Directors of the Company has authority to issue authorized and unissued shares of Common and Preferred Stock without obtaining approval from the holders of the Common Stock. The holders of the Company's Common Stock and Preferred Stock do not have preemptive rights. The Preferred Stock provisions give the Board of Directors broad authority to issue shares of Preferred Stock in one or more series and to determine such matters as the dividend rate and preference, voting rights, conversion privileges, redemption provisions, liquidation preferences and other rights of each series. Each share of Common Stock is entitled to one vote. The holders of any series of preferred stock issued in the future will be entitled to such voting rights as may be specified by the Board of Directors.

         Because of the broad powers granted to the Board of Directors to issue shares of Preferred Stock and determine the rights, preferences and privileges of the holders of such series, the Board of Directors has the power to issue shares of Preferred Stock in a manner which could be used as a defensive measure against a hostile takeover or to keep the Board of Directors in power. However, the Board of Directors has no present plans to issue shares for such purpose.

         The Board of Directors of the Company believes it will benefit the shareholders to have additional unreserved shares available for issuance in order that adequate shares may be available for the possible issuance of Common Stock, convertible Preferred Stock or convertible debt securities in connection with a possible financing of the Company's business or an acquisition, although, except for the Securities Exchange Agreement with Global, the Company has no plans, arrangements, understanding or commitments with respect to the issuance of such shares.

Approval Required

         The approval of a majority of the outstanding stock entitled to vote will be necessary to approve the proposed amendment. As discussed above, the Company's sole director, who holds approximately 95.2% of the votes of the Company's outstanding stock has consented to this amendment. He has executed a written consent voting those shares in favor of the proposed amendment. The sole director does not intend to solicit any proxies or consents from any other shareholders in connection with this action.

                            APPROVAL OF THE COMPANY'S
                        2001 INCENTIVE STOCK OPTION PLAN

         The Company's sole director adopted a 2001 Equity Incentive Plan (the "Plan"). The written consent approved the Plan. There are no awards outstanding under the Plan. A complete copy of the Plan is attached hereto as Appendix B.

         Shareholders should note that certain disadvantages may result from the adoption of the Plan, including a reduction in their interest of the Company with respect to earnings per share, voting, liquidation value and book and market value per share if options to acquire shares of Common Stock are granted and subsequently exercised.

                             THE GLOBAL ACQUISITION

Global has identified a significant worldwide market opportunity within the energy and environmental industry, specifically, the heating, air conditioning, refrigeration and ice machine markets (HVACR), through the development of patented and patent pending technologies.

The worldwide adoption of energy reduction and environmental conservation has led governments, commercial businesses and private corporations to seek out companies that provide a complete package of services and products to achieve energy savings, capital outlay deferment, cost containment, and a method to enhance profitability.

Global has a suite of products and services to address the above needs. Its patented and patent pending technologies allow either the cost effective retrofitting of existing, viable air conditioning, heat pump and refrigeration systems equipment or the cost effective replacement of the entire systems.

Global's initial product strategy is to be first to market with a complete line of retro-fit and new equipment products using its patented technologies for the worldwide HVACR market. Mandated energy conservation reductions by many governments, programs promoting the use of energy reducing technologies, as well as an aging equipment market, will propel Global into these markets.


                              FINANCIAL INFORMATION

The Financial Statements required by Item 304 of Regulation S-B are stated in U.S. dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles. The following financial statements pertaining to Global are part of this Information Statement.

                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                               F-1

FINANCIAL STATEMENTS -

     Balance sheets as of December 31, 2000 and 1999, and as of          F-2-3
     June 30, 2001 and 2000 (unaudited)

     Statements of operations for the years ended December 31, 2000        F-4
     and 1999, and for the six months ended June 30, 2001 and 2000
     (unaudited)

     Statements of cash flows for the years ended December 31, 2000      F-5-6
     and 1999, and for the six months ended June 30, 2001 and 2000
     (unaudited)

     Statements of stockholders' deficit for the years ended               F-7
     December 31, 2000 and 1999, and for the six months ended
     June 30, 2001 and 2000 (unaudited)

NOTES TO FINANCIAL STATEMENTS                                              F-8


--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Global Energy & Environmental Research, Inc.
Lutz, Florida

We have audited the accompanying balance sheets of Global Energy & Environmental Research, Inc., as of December 31, 2000 and 1999, and the related statements of operations, cash flows and stockholders' deficit for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Global Energy & Environmental Research, Inc. at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


     /s/ Baumann, Raymondo & Company, P.A.

BAUMANN, RAYMONDO & COMPANY, P.A.
Tampa, Florida
September 6, 2001

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                                 BALANCE SHEETS
                          AT DECEMBER 31, 2000 AND 1999


                                                                                                       (Unaudited)
ASSETS                                                                                           Six months ended June 30,
------                                                                                      -----------------------------------
                                                         2000                1999                2001               2000
                                                   -----------------    ---------------     ---------------    ----------------
CURRENT ASSETS
    Cash                                           $          1,636     $       52,237      $       39,828     $        49,514
    Certificate of deposit                                   30,000                  -                   -              30,000
    Accounts receivable                                      35,611              1,127              23,633              41,464
    Inventory                                                20,662             23,220              18,586              21,941
                                                   -----------------    ---------------     ---------------    ----------------

        Total current assets                                 87,909             76,584              82,047             142,919
                                                   -----------------    ---------------     ---------------    ----------------

FURNITURE AND FIXTURES,
   net of depreciation                                        4,908              6,631               4,745               5,769
                                                   -----------------    ---------------     ---------------    ----------------

OTHER ASSETS
    Investment, at cost                                           -                  -                   -                   -
    Deposits                                                    850                850                 850                 850
    Patents, net of amortization                             54,317             22,602              70,190              21,700
    Deferred royalty costs                                  351,292                  -             414,226             354,226
                                                   -----------------    ---------------     ---------------    ----------------

        Total other assets                                  406,459             23,452             485,266             376,776
                                                   -----------------    ---------------     ---------------    ----------------


TOTAL ASSETS                                       $        499,276     $      106,667      $      572,058     $       525,464
                                                   =================    ===============     ===============    ================

                       Read independent auditors' report.
                   The accompanying notes are an integral part
                         of these financial statements.

                                       F-2

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                           BALANCE SHEETS (Continued)
                          AT DECEMBER 31, 2000 AND 1999


                                                                                                       (Unaudited)
LIABILITIES AND STOCKHOLDERS' DEFICIT                                                            Six months ended June 30,
                                                                                            -----------------------------------
                                                         2000                1999                2001               2000
                                                   -----------------    ---------------     ---------------    ----------------
CURRENT LIABILITIES
    Accounts payable and accrued
      expenses                                     $       160,566      $      18,518       $      57,405      $       48,004
    Promissory notes                                       193,050            103,050             193,050             173,050
    Royalty payable, current portion                        10,400                  -               5,100                   -
                                                   -----------------    ---------------     ---------------    ----------------

        Total current liabilities                          364,016            121,568             255,555             221,054
                                                   -----------------    ---------------     ---------------    ----------------

LONG TERM LIABILITIES
    Royalty payable, net of current
      portion                                              516,538                  -             614,771             531,338
                                                   -----------------    ---------------     ---------------    ----------------

TOTAL LIABILITIES                                          880,554            121,568             870,326             752,392
                                                   -----------------    ---------------     ---------------    ----------------

STOCKHOLDERS' (DEFICIT)
     Common stock                                            4,878              4,786               5,172               4,803
     Additional paid-in capital                          1,382,122          1,257,214           2,012,328           1,307,197
     Retained deficit                                   (1,768,278)        (1,276,901)         (2,315,768)         (1,538,928)
                                                   -----------------    ---------------     ---------------    ----------------

             Total stockholders' (deficit)                (381,278)           (14,901)           (298,268)           (226,928)
                                                   -----------------    ---------------     ---------------    ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)      $       499,276      $     106,667       $     572,058      $      525,464
                                                   =================    ===============     ===============    ================

                       Read independent auditors' report.
                   The accompanying notes are an integral part
                         of these financial statements.


                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                                        (Unaudited)
                                                                                                     Six months ended
                                                                                                         June 30,
                                                         2000                 1999               2001                2000
                                                    ----------------     ---------------    ----------------    ----------------
REVENUES                                            $      474,195       $     145,436      $       24,652      $       51,671

COST OF GOODS SOLD                                         417,073              91,114              11,115              20,754
                                                    ----------------     ---------------    ----------------    ----------------

GROSS PROFIT                                                57,122              54,322              13,537              30,917

OPERATING EXPENSES                                         530,096             285,216             552,048             285,689
                                                    ----------------     ---------------    ----------------    ----------------

LOSS BEFORE OTHER INCOME (EXPENSES)                       (472,974)           (230,894)           (538,511)           (254,772)
                                                    ----------------     ---------------    ----------------    ----------------

OTHER INCOME (EXPENSE)
    Interest income                                            181                 117                 963                  78
    Interest (expense)                                     (18,584)            (11,046)             (9,942)             (7,333)
                                                    ----------------     ---------------    ----------------    ----------------

 TOTAL OTHER (EXPENSE)                                     (18,403)            (10,929)             (8,979)             (7,255)
                                                    ----------------     ---------------    ----------------    ----------------

 NET LOSS                                           $     (491,377)      $    (241,823)     $     (547,490)     $     (262,027)
                                                    ================     ===============    ================    ================

                       Read independent auditors' report.
                   The accompanying notes are an integral part
                         of these financial statements.

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                                        (Unaudited)
                                                                                                     Six months ended
                                                                                                         June 30,
                                                         2000                 1999               2001                2000
                                                    ----------------     ---------------    ----------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                        $    (491,377)       $    (241,823)     $     (547,490)     $      (262,027)
    Adjustments to reconcile net loss to cash
    (used) in operating activities:
        Common stock issued for services
                                                            75,000                   -             380,500                    -
        Amortization                                         1,804                 882               1,658                  902
         Depreciation                                        1,723               1,302                 862                  862
    (Increase) decrease in assets:
        Accounts receivable                                (34,484)             27,957              11,978              (40,337)
        Inventory                                            2,558               6,549               2,076                1,277
         Patent                                            (33,520)            (17,658)            (17,531)                   -
    Increase (decrease) in liabilities:
        Accounts payable and accrued expenses              142,047               5,248            (103,161)              29,487
                                                    ----------------     ---------------    ----------------    ----------------
           Total adjustments                               155,128              24,280              276,382             (7,809)
                                                    ----------------     ---------------    ----------------    ----------------

    Net cash (used) in operating activities
                                                          (336,249)           (217,543)           (271,108)           (269,836)
                                                    ----------------     ---------------    ----------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
     (Acquire) redeem certificate of
          deposit                                          (30,000)                  -              30,000             (30,000)
     Acquisition of furniture & fixtures                         -              (3,518)               (698)                   -
                                                    ----------------     ---------------    ----------------    ----------------
    Net cash provided by (used) in investing
    activities                                             (30,000)             (3,518)             29,302             (30,000)
                                                    ----------------     ---------------    ----------------    ----------------

                       Read independent auditors' report.
                   The accompanying notes are an integral part
                         of these financial statements.

                                       F-5

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                      STATEMENTS OF CASH FLOWS (Continued)
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                                        (Unaudited)
                                                                                                     Six months ended
                                                                                                         June 30,
                                                         2000                 1999               2001                2000
                                                    ----------------     ---------------    ----------------    ----------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from royalty payable                         180,048                   -               29,998             177,113
     Proceeds from promissory notes                         90,000              11,000                    -              70,000
     Repayment of royalty payable                           (4,400)                  -                    -                   -
     Issuance of common stock                               50,000             262,000              250,000              50,000
                                                    ----------------     ---------------    ----------------    ----------------

     Net cash provided by financing
       activities                                          315,648             273,000              279,998             297,113
                                                    ----------------     ---------------    ----------------    ----------------

NET INCREASE (DECREASE) IN CASH                            (50,601)             51,939               38,192             (2,723)

CASH, BEGINNING OF PERIOD                                   52,237                 298                1,636              52,237
                                                    ----------------     ---------------    ----------------    ----------------

CASH, END OF PERIOD                                 $        1,636       $      52,237      $        39,828     $        49,514
                                                    ================     ===============    ================    ================


SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for interest                              $              -     $             -    $             -     $              -
                                                    ================     ===============    ================    ================

Cash paid for income taxes                          $              -     $             -    $             -     $              -
                                                    ================     ===============    ================    ================

                       Read independent auditors' report.
                   The accompanying notes are an integral part
                         of these financial statements.

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                      STATEMENTS OF STOCKHOLDERS' DEFICITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                             ADDITIONAL
                                                COMMON STOCK                  PAID-IN              RETAINED
                                          SHARES             AMOUNT           CAPITAL               DEFICIT              TOTAL
                                      ---------------    --------------    ---------------     ------------------     -------------
BALANCE DECEMBER 31, 1998                  3,932,800     $       3,933     $      996,067      $     (1,035,078)      $   (35,078)

Common stock sales                           853,202               853            261,147                     -           262,000

Net loss for the period                            -                 -                  -              (241,823)         (241,823)
                                      ---------------    --------------    ---------------     ------------------     -------------

BALANCE DECEMBER 31, 1999                  4,786,002             4,786          1,257,214            (1,276,901)          (14,901)

Common stock sales                            16,667                17             49,983                     -            50,000

Net loss for the period                            -                 -                  -              (262,027)         (262,027)
                                      ---------------    --------------    ---------------     ------------------     -------------

BALANCE JUNE 30, 2000 (Unaudited)          4,802,669             4,803          1,307,197            (1,538,928)         (226,928)


Common stock issued for
  services                                    75,000                75             74,925                     -            75,000

Net loss for the period                            -                 -                  -              (229,350)         (229,350)
                                      ---------------    --------------    ---------------     ------------------     -------------

BALANCE, DECEMBER 31, 2000                 4,877,669             4,878          1,382,122            (1,768,278)         (381,278)

Common stock sales                           150,000               150            249,850                     -           250,000

Common stock issued for services             144,160               144            380,356                     -           380,500

Net loss for the period                            -                 -                  -              (547,490)         (547,490)
                                      ---------------    --------------    ---------------     ------------------     -------------

BALANCE JUNE 30, 2001 (Unaudited)          5,171,829     $       5,172     $    2,012,328      $     (2,315,768)      $  (298,268)
                                      ===============    ==============    ===============     ==================     =============

                       Read independent auditors' report.
                   The accompanying notes are an integral part
                         of these financial statements.

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Energy & Environmental Research, Inc., ("Global Energy") a Florida corporation organized on February 16, 1998, is presented to assist in understanding Global Energy's financial statements. The financial statements and notes are the representation of Global Energy's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America consistently applied in the preparation of the financial statements.

Nature of Operations

Global Energy has developed patented and patent pending technology relating to the heating, air conditioning, refrigeration and ice machine market. Global Energy is currently producing and developing products that will utilize this advanced technology to allow for reduced energy consumption, as well as other associated benefits. Global Energy markets its products to Energy Service Companies who provide technologies, services and products to Federal, state and municipal governments as well as many private corporations. Global Energy will also provide its products and services to the traditional residential and commercial heating, air conditioning, refrigeration and ice machine markets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, Global Energy considers amounts held by financial institutions and short term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Inventories

Inventories consist primarily of parts and materials used to develop Global Energy's products. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment are recorded at historical cost and include expenditures, which substantially increase the useful lives of existing property, plant and equipment. Maintenance and repairs are charged to operations when incurred.

Depreciation of property and equipment is computed primarily using the straight-line method based on estimated useful lives (furniture and office equipment, 5 to 10 years, equipment and tools, 5 to 10 years). Depreciation for income tax purposes is computed principally using accelerated cost recovery methods and lives.


                       Read independent auditors' report.

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Patent

The costs associated with the internal development of Global Energy's patents relating to the technology associated with the reduction of energy consumption, consisting mainly of legal and filing fees, are amortized over a 17 year period, consistent with current patent life's. Amortization expense for the years ended 2000 and 1999 were $1,804 and $882, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Concentration of Credit Risk

Financial instruments, which potentially expose Global Energy to concentrations of credit risk, as defined by FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial
Instruments with Concentration of Credit Risk, consist principally of trade receivables.

Global Energy's trade accounts receivable result from the sale of its products and services with its projects primarily based in West Central Florida, and consist primarily of government entities and private companies. The potential for a loss on receivables with a government entity is usually minimal; while credit limits, ongoing credit evaluation, and account monitoring procedures are utilized to minimize the risk of loss on contractor private companies. Collateral is not generally required.

Research and Development

Global Energy has expended significant amount of funds in the development of its products and technology. In accordance with accounting principles generally accepted in the United States of America, these amounts are shown as current period expenses in the accompanying financial statements.


                       Read independent auditors' report.

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Global Energy records its federal and state tax liability in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". The deferred taxes payable are recorded for temporary differences between the recognition of income and expenses for tax and financial reporting purposes, using current tax rates.

Deferred assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE B - CERTIFICATE OF DEPOSIT

The certificate of deposit was acquired on June 16, 2000 and had an original maturity of August 16, 2001 and earned interest at 6.05% per annum. The certificate was redeemed on March 26, 2001.

NOTE C - FURNITURE AND FIXTURES

Furniture and fixtures as of December 31, 2000 and 1999 is summarized as follows:

                                                2000                1999
                                          -----------------    ---------------
Machinery and equipment                     $       8,615       $      8,615
Less accumulated depreciation                      (3,707)            (1,984)
                                          -----------------
                                                               ---------------
Furniture and fixtures, net                 $       4,908       $      6,631
                                          =================    ===============

Depreciation expense for the year ended December 31, 2000 and 1999 was $1,723 and $1,302, respectively.

NOTE D - INVESTMENT

Global Energy acquired a 25% interest in the common stock of Global Energy & Environmental Research Limited ("LTD"), an entity formed in the United Kingdom. Global Energy acquired its common stock interest in LTD in exchange for the future distribution rights of its technological equipment to potential customers in the United Kingdom. Hence, there is no cost basis in the investment. Furthermore, as the entity is still in the early stages of operations and as Global Energy does not exercise significant influence over its operating and financial activities, the investment is carried at cost.


                       Read independent auditors' report.

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE E - PROMISSORY NOTES

During the years 2000 and 1999, shareholders of Global Energy made advances to Global Energy totaling $90,000 and $0, respectively. The indebtedness is evidenced by interest bearing promissory notes that bear interest at 7.5% per annum and are due on demand. At December 31, 2000 and 1999 the amount of the promissory notes and the interest expense associated with these notes amounted to $90,000 and $0 and $3,711 and $0, respectively.

At December 31, 2000 and 1999, Global Energy was obligated to a trust which was wholly owned by the majority shareholder of Global Energy. The note bears interest at an original rate of 12% and a past due rate of 18%. The note was to mature on August 5, 2000. The note is guaranteed by certain officers of Global Energy. At December 31, 2000 and 1999 the amount of the promissory note and the interest expense associated with this note amounted to $103,050 and $103,050 and $14,873 and $11,046, respectively.

NOTE F - COMMENTS AND CONTINGENCIES

In connection with the funding arrangement from the Technical Research and Development Authority of the State of Florida ("TRDA") on December 6,1999, Global Energy is obligated to TRDA for royalty payments equal to three times the amount funded by TRDA. The maximum available funding by TRDA is $237,113. All monies received from TRDA since inception have been recorded at an amount equal to three times the amount received, as a royalty payable to TRDA. In connection with the obligation, Global Energy recorded a deferred royalty asset that will be expensed as the royalty payments are made to TRDA. As of December 31, 2000 and 1999 the amount funded by TRDA was $177,113 and $0, respectively. The royalty payments to TRDA are based upon 5% of the gross sales of certain products by Global Energy in any calendar year. The royalty payments are due quarterly, beginning with the calendar quarter after the quarter in which products are sold and continue for a period of five years with annual renewals until such time as the repayment to TRDA is complete. Royalty expense for the years ended December 31, 2000 and 1999 amounted to $2,934 and $0, respectively. In the event the agreement terminates for cause, Global Energy has the option to repay the obligation immediately or convert the obligation into an interest bearing promissory note.

The future maturities of royalty payable are as follows:

               Year ended December 31,                  Amount
                                                     -----------
                       2001                            $ 10,400
                       2002                              10,200
                       2003                              37,000
                       2004                              77,000
                       2005                             137,500
                 Thereafter                             254,838
                                                     -----------
                      Total                            $526,938
                                                     ===========



                       Read independent auditors' report.

                  GLOBAL ENERGY & ENVIRONMENTAL RESEARCH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE F - COMMENTS AND CONTINGENCIES (Continued)

Global Energy currently leases office space on a month to month arrangement. Prior to 1999, some payments were made for the usage of the space at a rate of approximately $1000 per month. For the years ended December 31, 2000 and 1999, in lieu of payment for the usage of the office space, Global Energy has installed certain technology relating to the heating and air conditioning in the building in which the offices reside. Accordingly, for the years ended December 31, 2000 and 1999, Global Energy has recorded the value of the services provided as rent expense and revenues in the amount of $12,000 and $12,000, respectively.

NOTE G - COMMON STOCK

At December 31, 2000 and 1999, Global Energy had 50,000,000 shares authorized and 4,877,669 and 4,786,002 shares issued and outstanding, respectively from the $.001 par value stock.

NOTE H - INCOME TAXES

From its inception through December 31, 2000, Global Energy has an accumulated loss of $1,768,278 for income tax purposes, which can be used to offset future taxable income through 2015. The potential tax benefit of this loss is estimated as follows:

               Future tax benefit                              $ 353,656

               Valuation allowance                              (353,656)
                                                     ---------------------
               Future tax benefit                              $       -
                                                     =====================

At December 31, 2000 and 1999, no deferred tax assets or liabilities are recorded in the accompanying financial statements.


                       Read independent auditors' report.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Commission. The Registration Statement and such reports and other information may be inspected without charge at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room is available by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site where the Registration Statement and other information filed with the Commission may be retrieved, and the address of such site is http://www.sec.gov. Statements made in this Information Statement concerning the contents of any document referred to herein are not necessarily complete.


                           INCORPORATION BY REFERENCE

         The following documents filed with the Commission by the Company are hereby incorporated by reference into this Information Statement:

         1.       Form 10-KSB report for the year ended December 31, 2000.

         2.       Form 8-K Current Report dated April 22, 2001.

         3. Form 10-QSB report for the three months ended March 31, 2001, as amended on May 16, 2001.

         4.       Form 10-QSB report for the six months ended June 30, 2001.

         5.       Form 8-K Current Report dated August 21, 2001.

         6.       Statement re: change in Majority of Directors filed August 21,
                  2001.



                                                   /s/ Donald R. Mastropietro
                                                  --------------------------
                                                  Donald R. Mastropietro
                                                  Sole Director
September 19, 2001

                                                                      APPENDIX A


                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                            GLOBAL ENERGY GROUP, INC.


         Global Energy Group, Inc., a corporation organized and existing under the State of Delaware, hereby certifies as follows:

         1. The name of the corporation is Global Energy Group, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State was October 5, 1999 and the name under which the corporation was originally incorporated is 1stopsale.com Holdings, Inc.

         2. This Amended and Restated Certificate of Incorporation  restates and
integrates  and  further  amends  the  Certificate  of   Incorporation  of  this
corporation by:

                  (a) combining each ten outstanding shares of common stock, $.001 par value into one share o f new common stock and reducing the resulting par value of such stock to $.001.

                  (b) increasing the number of authorized shares of common stock, $.001 par value, to 50,000,000;

                  (c) increasing the number of authorized shares of preferred stock, $.001 par value, from 500,000 to 10,000,000; and

                  (d) setting forth certain matters relating to the designation of the relative rights, powers and preferences of qualification, limitations and restrictions of one or more series of preferred stock.

         3. The text of the Certificate of Incorporation as amended or supplemented heretofore is further amended herby to read as herein set forth in full:

                                   "ARTICLE 1

         The name of this corporation is Global Energy Group, Inc.

                                    ARTICLE 2

         The address of its registered offices in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

                                    ARTICLE 3

         The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                                    ARTICLE 4

         The total number of shares of stock of all classes which the Corporation has authority to issue is 60,000,000 shares, of which 50,000,000 shares shall be common stock, with a par value of $.001 per share ("Common Stock"), and 10,000,000 shares shall be preferred stock, with a par value of $.001 per share ("Preferred Stock").

         The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of each class of stock are as follows:

                                 PREFERRED STOCK

         Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is hereby vested with the authority and is expressly authorized, prior to issuance, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series and, if and to the extent from time to time required by law, by filing a certificate pursuant to the General Corporation Law of the State of Delaware (or other law hereafter in effect relating to the same or substantially similar subject matter), to establish or change the number of shares to be included in each such series and to fix the designation and powers, preferences and rights and the qualifications and limitations or restrictions thereof relating to the shares of each such series, all to the maximum extent permitted by the General Corporation Law of the State of Delaware as in effect on the date hereof or as hereafter amended. The vested authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination of the following:

                  (a) the distinctive serial designation of such series and the number of shares constituting such series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed 10,000,000);

                  (b) the annual dividend rate, if any, on shares of such series and the preferences, if any, over any other series (or of any other series over such series) with respect to dividends, and whether dividends shall be cumulative and, if so, from which date or dates;

                  (c) whether the shares of such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

                  (d) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or purchase fund and, if so, the terms of such obligation;

                  (e) whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes, any stock of any series of the same class or any other class or classes or any evidence of indebtedness and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

                  (f) whether the shares of such series shall have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights, including, without limitation, whether such shares shall have the right to vote with the Common Stock on issues on an equal, greater or lesser basis;

                  (g) the rights of the shares of such series in the event of a voluntary or involuntary liquidation, dissolution, winding up or distribution of assets of the Corporation;

                  (h) whether the shares of such series shall be entitled to the benefit of conditions and restrictions upon (i) the creation of indebtedness of the Corporation or any subsidiary, (ii) the issuance of any additional stock (including additional shares of such series or of any other series) or (iii) the payment of dividends or the making of other distributions on the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and

                   (i) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof, including, but not limited to, any that may be determined in connection with the adoption of any stockholder rights plan after the date hereof, relating to any such series.

         Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors.

         Shares of any series of Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into, or exchanged for, shares of stock of any other class or classes or any evidences of indebtedness shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock and to any filing required by law.

                                  COMMON STOCK

         Subject to all of the rights of the Preferred Stock, and except as may be expressly provided with respect to the Preferred Stock herein, by law or by the Board of Directors pursuant to this Article 4:

                  (a) dividends may be declared and paid or set apart for payment upon Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends and may be payable in cash, stock or otherwise;

                  (b) the holders of Common Stock shall have the exclusive right to vote for the election of directors (other than in the case of newly created directorships and vacancies, which shall be filled solely by the remaining directors as set forth in Article 6 hereof) and on all other matters requiring stockholder action, each share being entitled to one vote; and

                  (c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of Common Stock in accordance with their respective rights and interests.

                DENIAL OF PREEMPTIVE RIGHTS AND CUMULATIVE VOTING

         No holder of any stock of the Corporation shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class whatsoever of the Corporation, or of securities convertible into stock of any class whatsoever, whether now or hereafter authorized, or whether issued for cash or other consideration or by way of dividend.

         No holder of any stock of the Corporation shall have the right of cumulative voting at any election of directors or upon any other matter.

                                    ARTICLE 5

         The Corporation is to have perpetual existence.

                                    ARTICLE 6

         All power of the Corporation shall be vested in and exercised by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

         For the management of the business and for the conduct of the affairs of the Corporation, and in further creation, definition, limitation and regulation of the power of the Corporation and of its directors and stockholders, it is further provided:

         A. ELECTIONS OF DIRECTORS. Elections of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

         B. NUMBER, ELECTION AND TERMS OF DIRECTORS. Except as otherwise fixed pursuant to the provisions of Article 4 hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time pursuant to the Bylaws. The directors, other than those who may be elected by the holders of any class or series of stock having preference over the Common Stock as to dividends or upon liquidation, shall hold office until the next annual meeting at which their successors are elected and qualified or until their earlier resignation or removal.

         C. REMOVAL OF DIRECTORS. Subject to the rights of any class or series of stock having preference over Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, at any regular meeting or special meeting called expressly for that purpose, any director or the entire Board of Directors may be removed with or without cause and a successor or successors appointed by vote of the holders of in excess of fifty percent (50%) of the shares then issued and outstanding and entitled to vote at an election of directors.

         Except as may otherwise be provided by law, cause for removal shall be construed to exist only if during a director's term as a director of the
Corporation: (a) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such director has been adjudicated by a court of competent jurisdiction to be liable for gross negligence, recklessness or misconduct in the performance of his or her duty to the Corporation in a manner of substantial importance to the Corporation and such adjudication is no longer subject to direct appeal; or (c) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetence directly affects his or her ability as a director of the Corporation, and such adjudication is no longer subject to direct appeal.

         D. STOCKHOLDER ACTION. Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders or by consent in writing of the holders required to take such action. Except as otherwise required by law and subject to the rights of holders of any class or series of stock having a preference over Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer or the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

         E. BYLAW AMENDMENTS. The Board of Directors shall have the power to make, alter, amend and repeal the Bylaws (except so far as the Bylaws adopted by the stockholders shall otherwise provide). Any Bylaws made by the Board of Directors under the powers conferred hereby may be altered, amended or repealed by the directors or by the stockholders.

         F. LIABILITY OF DIRECTORS.

                  1. No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article 6 shall not eliminate or limit the liability of a director of the Corporation: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

                  2. If the General Corporation Law of the State of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors of the Corporation, then the liability of a director of the Corporation shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended, and such limitation of liability shall be in addition to, and not in lieu of, the limitation on the liability of a director of the Corporation provided by the provisions of this Section F of this Article 6.


                  3. Any amendment, repeal or modification of this Section F of this Article 6 shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification.

                  4. The Corporation shall be obligated at all times to maintain the effectiveness of Bylaw provisions providing for the mandatory indemnification of the directors of the Corporation to the maximum extent permitted by the General Corporation Law of the State of Delaware.

                                    ARTICLE 7

         The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation."

         4. This Amended and Restated Certificate of Incorporation was duly adopted by written consent of the stockholders in accordance with the applicable provisions of Section 228, 242 and 245 of the General Corporation Law of the State of Delaware and written notice of the adoption of this Amended and Restated Certificate of Incorporation has been given as provided by Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

         5. As of the date of this Certificate, there are outstanding 12,078,775 shares of common stock, $.001 par value and no shares of the Corporation's preferred stock, $.001 par value. Upon filing of this Certificate of amendment each share of common stock, $.001 par value, outstanding shall be converted into
0.1 shares of new common stock, $.001 par value.

         IN WITNESS WHEREOF, said Global Energy Group, Inc. has caused this Certificate to be signed by Donald R. Mastropietro, its President this _____ day of September, 2001.

                                           GLOBAL ENERGY GROUP, INC.


                                           By:
                                              ------------------------------
                                              Name:  Donald R. Mastropietro
                                              Title:    President

                                                                      APPENDIX B

                            GLOBAL ENERGY GROUP, INC.
                           2001 EQUITY INCENTIVE PLAN

                                ARTICLE I - PLAN


         1.1 PURPOSE. This Plan is a plan for key Employees (including officers and employee directors) and Consultants of the Company and its Affiliates and is intended to advance the best interests of the Company, its Affiliates, and its stockholders by providing those persons who have substantial responsibility for the management and growth of the Company and its Affiliates with additional incentives and an opportunity to obtain or increase their proprietary interest in the Company, thereby encouraging them to continue in the employ of the Company or any of its Affiliates.

         1.2 RULE 16B-3 PLAN. The Plan is intended to comply with all applicable conditions of Rule 16b-3 (and all subsequent revisions thereof) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). To the extent any provision of the Plan or action by the Board of Directors or Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee. In addition, the Board of Directors may amend the Plan from time to time as it deems necessary in order to meet the requirements of any amendments to Rule 16b-3 without the consent of the shareholders of the Company.

         1.3 EFFECTIVE DATE OF PLAN. The Plan shall be effective September 1, 2001 (the "Effective Date"), provided that within one year of the Effective Date, the Plan shall have been approved by at least a majority vote of stockholders. No Incentive Option, Nonqualified Option, Stock Appreciation Right, Restricted Stock Award or Performance Stock Award shall be granted pursuant to the Plan ten years after the Effective Date.


                            ARTICLE II - DEFINITIONS

         The words and phrases defined in this Article shall have the meaning set out in these definitions throughout this Plan, unless the context in which any such word or phrase appears reasonably requires a broader, narrower, or different meaning.

         2.1 "AFFILIATE" means any parent corporation and any subsidiary corporation. The term "parent corporation" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the action or transaction, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain. The term "subsidiary corporation" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the action or transaction, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

         2.2  "AWARD"  means  each of the  following  granted  under  this Plan:
Incentive Option, Nonqualified Option, Stock Appreciation Right, Restricted Stock Award or Performance Stock Award.

         2.3 "BOARD OF DIRECTORS" means the board of directors of the Company.

         2.4  "CHANGE  IN  CONTROL"   shall  mean  and  include  the   following
transactions or situations:

         (a) A sale, transfer, or other disposition by the Company through a single transaction or a series of transactions of securities of the Company representing thirty (30%) percent or more of the combined voting power of the Company's then outstanding securities to any "Unrelated Person" or "Unrelated Persons" acting in concert with one another. For purposes of this definition, the term "Person" shall mean and include any individual, partnership, joint venture, association, trust corporation, or other entity (including a "group" as referred to in Section 13(d)(3) of the 1934 Act). For purposes of this definition, the term "Unrelated Person" shall mean and include any Person other than the Company, a wholly-owned subsidiary of the Company, or an employee benefit plan of the Company; provided however, a sale to underwriters in connection with a public offering of the Company's securities pursuant to a firm commitment shall not be a Change of Control.

         (b) A sale, transfer, or other disposition through a single transaction or a series of transactions of all or substantially all of the assets of the Company to an Unrelated Person or Unrelated Persons acting in concert with one another.

         (c) A change in the ownership of the Company through a single transaction or a series of transactions such that any Unrelated Person or Unrelated Persons acting in concert with one another become the "Beneficial Owner," directly or indirectly, of securities of the Company representing at least thirty (30%) percent of the combined voting power of the Company's then outstanding securities. For purposes of this definition, the term "Beneficial Owner" shall have the same meaning as given to that term in Rule 13d-3 promulgated under the 1934 Act, provided that any pledgee of voting securities is not deemed to be the Beneficial Owner thereof prior to its acquisition of voting rights with respect to such securities.

         (d) Any consolidation or merger of the Company with or into an Unrelated Person, unless immediately after the consolidation or merger the holders of the common stock of the Company immediately prior to the consolidation or merger are the beneficial owners of securities of the surviving corporation representing at least fifty (50%) percent of the combined voting power of the surviving corporation's then outstanding securities.

         (e) During any period of two years, individuals who, at the beginning of such period, constituted the Board of Directors of the Company cease, for any reason, to constitute at least a majority thereof, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

         (f) A change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the 1934 Act, or any successor regulation of similar importance, regardless of whether the Company is subject to such reporting requirement.

         2.5 "CODE" means the Internal Revenue Code of 1986, as amended.

         2.6 "COMMITTEE" means the Compensation Committee of the Board of Directors or such other committee designated by the Board of Directors. The Committee shall be comprised solely of at least two members who are both Disinterested Persons and Outside Directors or by the Board of Directors in its entirety.

         2.7 "COMPANY" means 1stopsale.com Holdings, Inc.

         2.8 "CONSULTANT" means any person, including an advisor, engaged by the Company or Affiliate to render services and who is compensated for such services.

         2.9 "DISINTERESTED PERSON" means a "disinterested person" as that term is defined in Rule 16b-3 under the 1934 Act.

         2.10 "ELIGIBLE PERSONS" shall mean, with respect to the Plan, those persons who, at the time that an Award is granted, are (i) key personnel (including officers and directors) of the Company or Affiliate, or (ii) Consultants or independent contractors who provide valuable services to the Company or Affiliate as determined by the Committee.

         2.11 "EMPLOYEE" means a person employed by the Company or any Affiliate to whom an Award is granted.

         2.12 "FAIR MARKET VALUE" of the Stock as of any date means (a) the average of the high and low sale prices of the Stock on that date on the principal securities exchange on which the Stock is listed; or (b) if the Stock is not listed on a securities exchange, the average of the high and low sale prices of the Stock on that date as reported on the Nasdaq National Market System; or (c) if the Stock is not listed on the Nasdaq National Market System, the average of the high and low bid quotations for the Stock on that date as reported by the National Quotation Bureau Incorporated; or (d) if none of the foregoing is applicable, an amount at the election of the Committee equal to
(x), the average between the closing bid and ask prices per share of Stock on the last preceding date on which those prices were reported or (y) that amount as determined by the Committee in good faith.

         2.13 "INCENTIVE OPTION" means an option to purchase Stock granted under this Plan which is designated as an "Incentive Option" and satisfies the requirements of Section 422 of the Code.

         2.14 "NONQUALIFIED OPTION" means an option to purchase Stock granted under this Plan other than an Incentive Option.

         2.15 "OPTION" means both an Incentive Option and a Nonqualified Option granted under this Plan to purchase shares of Stock.

         2.16 "OPTION AGREEMENT" means the written agreement by and between the Company and an Eligible Person which sets out the terms of an Option.

         2.17 "OUTSIDE DIRECTOR" means a member of the Board of Directors serving on the Committee who satisfies Section 162(m) of the Code.

         2.18  "PLAN"  means  the  1stopsale.com   Holdings,  Inc.  2001  Equity
Incentive Plan, as set out in this document and as it may be amended from time to time.

         2.19 "PLAN YEAR" means the Company's fiscal year.

         2.20 "PERFORMANCE STOCK AWARD" means an award of shares of Stock to be issued to an Eligible Person if specified predetermined performance goals are satisfied as described in Article VI.

         2.21 "RESTRICTED STOCK" means Stock awarded or purchased under a Restricted Stock Agreement entered into pursuant to this Plan, together with (i) all rights, warranties or similar items attached or accruing thereto or represented by the certificate representing the stock and (ii) any stock or securities into which or for which the stock is thereafter converted or exchanged. The terms and conditions of the Restricted Stock Agreement shall be determined by the Committee consistent with the terms of the Plan.

         2.22 "RESTRICTED STOCK AGREEMENT" means an agreement between the Company or any Affiliate and the Eligible Person pursuant to which the Eligible Person receives a Restricted Stock Award subject to Article VI.

         2.23 "RESTRICTED STOCK AWARD" means an Award of Restricted Stock.

         2.24 "RESTRICTED STOCK PURCHASE PRICE" means the purchase price, if any, per share of Restricted Stock subject to an Award. The Restricted Stock Purchase Price shall be determined by the Committee. It may be greater than or less than the Fair Market Value of the Stock on the date of the Stock Award.

         2.25 "STOCK" means the common stock of the Company, $.001 par value or, in the event that the outstanding shares of common stock are later changed into or exchanged for a different class of stock or securities of the Company or another corporation, that other stock or security.

         2.26 "STOCK APPRECIATION RIGHT" and "SAR" means the right to receive the difference between the Fair Market Value of a share of Stock on the grant date and the Fair Market Value of the share of Stock on the exercise date.

         2.27 "10% STOCKHOLDER" means an individual who, at the time the Option is granted, owns Stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Affiliate. An individual shall be considered as owning the Stock owned, directly or indirectly, by or for his brothers and sisters (whether by the whole or half blood), spouse, ancestors, and lineal descendants; and Stock owned, directly or indirectly, by or for a corporation, partnership, estate, or trust, shall be considered as being owned proportionately by or for its stockholders, partners, or beneficiaries.


                            ARTICLE III - ELIGIBILITY

         The individuals who shall be eligible to receive Awards shall be those Eligible Persons of the Company or any of its Affiliates as the Committee shall determine from time to time. However, no member of the Committee shall be eligible to receive any Award or to receive Stock, Options, Stock Appreciation Rights or any Performance Stock Award under any other plan of the Company or any of its Affiliates, if to do so would cause the individual not to be a Disinterested Person or Outside Director. The Board of Directors may designate one or more individuals who shall not be eligible to receive any Award under this Plan or under other similar plans of the Company.


               ARTICLE IV - GENERAL PROVISIONS RELATING TO AWARDS

         4.1 AUTHORITY TO GRANT AWARDS. The Committee may grant to those Eligible Persons of the Company or any of its Affiliates as it shall from time to time determine, Awards under the terms and conditions of this Plan. Subject only to any applicable limitations set out in this Plan, the number of shares of Stock to be covered by any Award to be granted to an Eligible Person shall be determined by the Committee.

         4.2 SHARES SUBJECT TO PLAN. The total number of shares of Stock set aside for Awards may be granted under the Plan shall be 3,000,000 shares. The shares may be treasury shares or authorized but unissued shares. The maximum number of shares subject to options or stock appreciation rights which may be issued to any eligible person under the plan during each plan year shall be determined by the Committee. The maximum number of shares subject to restricted stock awards which may be granted to any eligible person under the plan during each plan year shall be determined by the Committee. The maximum number of shares subject to performance stock awards which may be granted to any eligible person during each plan year shall be determined by the Committee. The number of shares stated in this Section 4.2 shall be subject to adjustment in accordance with the provisions of Section 4.5. In the event that any outstanding Award shall expire or terminate for any reason or any Award is surrendered, the shares of Stock allocable to the unexercised portion of that Award may again be subject to an Award under the Plan.

         4.3 NON-TRANSFERABILITY. Awards shall not be transferable by the Eligible Person otherwise than by will or under the laws of descent and distribution, and shall be exercisable, during the Eligible Person's lifetime, only by him. Restricted Stock shall be purchased by and/or become vested under a Restricted Stock Agreement during the Eligible Person's lifetime, only by him. Any attempt to transfer an Award other than under the terms of the Plan and the Agreement shall terminate the Award and all rights of the Eligible Person to that Award.

         4.4 REQUIREMENTS OF LAW. The Company shall not be required to sell or issue any Stock under any Award if issuing that Stock would constitute or result in a violation by the Eligible Person or the Company of any provision of any law, statute, or regulation of any governmental authority. Specifically, in connection with any applicable statute or regulation relating to the registration of securities, upon exercise of any Option or pursuant to any Award, the Company shall not be required to issue any Stock unless the Committee has received evidence satisfactory to it to the effect that the holder of that Option or Award will not transfer the Stock except in accordance with applicable law, including receipt of an opinion of counsel satisfactory to the Company to the effect that any proposed transfer complies with applicable law. The determination by the Committee on this matter shall be final, binding and conclusive. The Company may, but shall in no event be obligated to, register any Stock covered by this Plan pursuant to applicable securities laws of any country or any political subdivision. In the event the Stock issuable on exercise of an Option or pursuant to an Award is not registered, the Company may imprint on the certificate evidencing the Stock any legend that counsel for the Company considers necessary or advisable to comply with applicable law. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option or vesting under an Award, or the issuance of shares pursuant thereto, to comply with any law or regulation of any governmental authority.

         4.5 CHANGES IN THE COMPANY'S CAPITAL STRUCTURE.

         (a) The existence of outstanding Options or Awards shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Stock or its rights, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise. If the Company shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a Stock dividend, or other increase or reduction of the number of shares of the Stock outstanding, without receiving compensation for it in money, services or property, then (a) the number, class, and per share price of shares of Stock subject to outstanding Options under this Plan shall be appropriately adjusted in such a manner as to entitle an Eligible Person to receive upon exercise of an Option, for the same aggregate cash consideration, the equivalent total number and class of shares he would have received had he exercised his Option in full immediately prior to the event requiring the adjustment; and (b) the number and class of shares of Stock then reserved to be issued under the Plan shall be adjusted by substituting for the total number and class of shares of Stock then reserved, that number and class of shares of Stock that would have been received by the owner of an equal number of outstanding shares of each class of Stock as the result of the event requiring the adjustment.

         (b) If the Company is merged or consolidated with another corporation and the Company is not the surviving corporation, or if the Company is liquidated or sells or otherwise disposes of substantially all its assets while unexercised Options remain outstanding under this Plan:

                  (i) subject to the provisions of clause (c) below, after the effective date of the merger, consolidation, liquidation, sale or other disposition, as the case may be, each holder of an outstanding Option shall be entitled, upon exercise of the Option, to receive, in lieu of shares of Stock, the number and class or classes of shares of stock or other securities or property to which the holder would have been entitled if, immediately prior to the merger, consolidation, liquidation, sale or other disposition, the holder had been the holder of record of a number of shares of Stock equal to the number of shares as to which the Option shall be so exercised;

                  (ii) the Board of Directors may waive any limitations set out in or imposed under this Plan so that all Options, from and after a date prior to the effective date of the merger, consolidation, liquidation, sale or other disposition, as the case may be, specified by the Board of Directors, shall be exercisable in full; and

                  (iii) all outstanding Options may be canceled by the Board of Directors as of the effective date of any merger, consolidation, liquidation, sale or other disposition, if (i) notice of cancellation shall be given to each holder of an Option and (ii) each holder of an Option shall have the right to exercise that Option in full (without regard to any limitations set out in or imposed under this Plan or the Option Agreement granting that Option) during a period set by the Board of Directors preceding the effective date of the merger, consolidation, liquidation, sale or other disposition and, if in the event all outstanding Options may not be exercised in full under applicable securities laws without registration of the shares of Stock issuable on exercise of the Options, the Board of Directors may limit the exercise of the Options to the number of shares of Stock, if any, as may be issued without registration. The method of choosing which Options may be exercised, and the number of shares of Stock for which Options may be exercised, shall be solely within the discretion of the Board of Directors.

         (c) After a merger of one or more corporations into the Company or after a consolidation of the Company and one or more corporations in which the Company shall be the surviving corporation, each Eligible Person shall be entitled to have his Restricted Stock and shares earned under a Performance Stock Award appropriately adjusted based on the manner the Stock was adjusted under the terms of the agreement of merger or consolidation.

         (d) In each situation described in this Section 4.5, the Committee will make similar adjustments, as appropriate, in outstanding Stock Appreciation Rights.

         (e) The issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe for them, or upon conversion of shares or obligations of the Company convertible into shares or other securities, shall not affect, and no adjustment by reason of such issuance shall be made with respect to, the number, class, or price of shares of Stock then subject to outstanding Awards.

         4.6 ELECTION UNDER SECTION 83(B) OF THE CODE. No Employee shall exercise the election permitted under Section 83(b) of the Code without written approval of the Committee. Any Employee doing so shall forfeit all Awards issued to him under this Plan.


                ARTICLE V - OPTIONS AND STOCK APPRECIATION RIGHTS

         5.1 TYPE OF OPTION. The Committee shall specify at the time of grant whether a given Option shall constitute an Incentive Option or a Nonqualified Option. Incentive Stock Options may only be granted to Employees.

         5.2 OPTION PRICE. The price at which Stock may be purchased under an Incentive Option shall not be less than the greater of: (a) 100% of the Fair Market Value of the shares of Stock on the date the Option is granted or (b) the aggregate par value of the shares of Stock on the date the Option is granted. The Committee in its discretion may provide that the price at which shares of Stock may be purchased under an Incentive Option shall be more than 100% of Fair Market Value. In the case of any 10% Stockholder, the price at which shares of Stock may be purchased under an Incentive Option shall not be less than 110% of the Fair Market Value of the Stock on the date the Incentive Option is granted. The price at which shares of Stock may be purchased under a Nonqualified Option shall be such price as shall be determined by the Committee in its sole discretion but in no event lower than the par value of the shares of Stock on the date the Option is granted.

         5.3 DURATION OF OPTIONS AND SARS. No Option or SAR shall be exercisable after the expiration of ten (10) years from the date the Option or SAR is granted. In the case of a 10% Stockholder, no Incentive Option shall be exercisable after the expiration of five years from the date the Incentive Option is granted.

         5.4 AMOUNT EXERCISABLE -- INCENTIVE OPTIONS. Each Option may be exercised from time to time, in whole or in part, in the manner and subject to the conditions the Committee, in its sole discretion, may provide in the Option Agreement, as long as the Option is valid and outstanding, and further provided that no Option may be exercisable within six (6) months of the date of grant, unless otherwise stated in the Option Agreement. To the extent that the aggregate Fair Market Value (determined as of the time an Incentive Option is granted) of the Stock with respect to which Incentive Options first become exercisable by the optionee during any calendar year (under this Plan and any other incentive stock option plan(s) of the Company or any Affiliate) exceeds $100,000, the portion in excess of $100,000 of the Incentive Option shall be treated as a Nonqualified Option. In making this determination, Incentive Options shall be taken into account in the order in which they were granted.

         5.5 EXERCISE OF OPTIONS. Each Option shall be exercised by the delivery of written notice to the Committee setting forth the number of shares of Stock with respect to which the Option is to be exercised, together with:

         (a) cash, certified check, bank draft, or postal or express money order payable to the order of the Company for an amount equal to the option price of the shares,

         (b) Stock at its Fair Market Value on the date of exercise, (if approved in advance by the Committee),

         (c) an election to make a cashless exercise through a registered broker-dealer (if approved in advance by the Committee),

         (d) an election to have shares of Stock, which otherwise would be issued on exercise, withheld in payment of the exercise price (if approved in advance by the Committee), and/or

         (e) any other form of payment which is acceptable to the Committee, including without limitation, payment in the form of a promissory note, and specifying the address to which the certificates for the shares are to be mailed.

         As promptly as practicable after receipt of written notification and payment, the Company shall deliver to the Eligible Person certificates for the number of shares with respect to which the Option has been exercised, issued in the Eligible Person's name. If shares of Stock are used in payment, the aggregate Fair Market Value of the shares of Stock tendered must be equal to or less than the aggregate exercise price of the shares being purchased upon exercise of the Option, and any difference must be paid by cash, certified check, bank draft, or postal or express money order payable to the order of the Company. Delivery of the shares shall be deemed effected for all purposes when a stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Eligible Person, at the address specified by the Eligible Person.

         Whenever an Option is exercised by exchanging shares of Stock owned by the Eligible Person, the Eligible Person shall deliver to the Company certificates registered in the name of the Eligible Person representing a number of shares of Stock legally and beneficially owned by the Eligible Person, free of all liens, claims, and encumbrances of every kind, accompanied by stock powers duly endorsed in blank by the record holder of the shares represented by the certificates (with signature guaranteed by a commercial bank or trust company or by a brokerage firm having a membership on a registered national stock exchange). The delivery of certificates upon the exercise of Options is subject to the condition that the person exercising the Option provide the Company with the information the Company might reasonably request pertaining to exercise, sale or other disposition.

         5.6 STOCK APPRECIATION RIGHTS. All Eligible Persons shall be eligible to receive Stock Appreciation Rights. The Committee shall determine the SAR to be awarded from time to time to any Eligible Person. The grant of an SAR to be awarded from time to time shall neither entitle such person to, nor disqualify such person, from participation in any other grant of awards by the Company, whether under this Plan or any other plan of the Company. If granted as a stand-alone SAR Award, the terms of the Award shall be provided in a Stock Appreciation Rights Agreement.

         5.7 STOCK APPRECIATION RIGHTS IN TANDEM WITH OPTIONS. Stock Appreciation Rights may, at the discretion of the Committee, be included in each Option granted under the Plan to permit the holder of an Option to surrender that Option, or a portion of the part which is then exercisable, and receive in exchange, upon the conditions and limitations set by the Committee, an amount equal to the excess of the Fair Market Value of the Stock covered by the Option, or the portion of it that was surrendered, determined as of the date of surrender, over the aggregate exercise price of the Stock. The payment may be made in shares of Stock valued at Fair Market Value, in cash, or partly in cash and partly in shares of Stock, as the Committee shall decide in its sole discretion. Stock Appreciation Rights may be exercised only when the Fair Market Value of the Stock covered by the Option surrendered exceeds the exercise price of the Stock. In the event of the surrender of an Option, or a portion of it, to exercise the Stock Appreciation Rights, the shares represented by the Option or that part of it which is surrendered, shall not be available for reissuance under the Plan. Each Stock Appreciation Right issued in tandem with an Option
(a) will expire not later than the expiration of the underlying Option, (b) may be for no more than 100% of the difference between the exercise price of the underlying Option and the Fair Market Value of a share of Stock at the time the Stock Appreciation Right is exercised, (c) is transferable only when the underlying Option is transferable, and under the same conditions, and (d) may be exercised only when the underlying Option is eligible to be exercised.

         5.8 CONDITIONS OF STOCK APPRECIATION RIGHTS. All Stock Appreciation Rights shall be subject to such terms, conditions, restrictions or limitations as the Committee deems appropriate, including by way of illustration but not by way of limitation, restrictions on transferability, requirement of continued employment, individual performance, financial performance of the Company or payment of any applicable employment or withholding taxes.

         5.9 PAYMENT OF STOCK APPRECIATION RIGHTS. The amount of payment to which the Eligible Person who reserves an SAR shall be entitled upon the exercise of each SAR shall be equal to the amount, if any by which the Fair Market Value of the specified shares of Stock on the exercise date exceeds the Fair Market Value of the specified shares of Stock on the date of grant of the SAR. The SAR shall be paid in either cash or Stock, as determined in the discretion of the Committee as set forth in the SAR agreement. If the payment is in Stock, the number of shares to be paid shall be determined by dividing the amount of such payment by the Fair Market Value of Stock on the exercise date of such SAR.

         5.10 EXERCISE ON TERMINATION OF EMPLOYMENT. Unless it is expressly provided otherwise in the Option or SAR agreement, Options and SAR granted to Employees shall terminate one day less than three months after severance of employment of the Employee from the Company and all Affiliates for any reason, with or without cause, other than death, retirement under the then established rules of the Company, or severance for disability. Whether authorized leave of absence or absence on military or government service shall constitute severance of the employment of the Employee shall be determined by the Committee at that time.

         5.11 DEATH. If, before the expiration of an Option or SAR, the Eligible Person, whether in the employ of the Company or after he has retired or was severed for disability, or otherwise dies, the Option or SAR shall continue until the earlier of the Option's or SAR's expiration date or one year following the date of his death, unless it is expressly provided otherwise in the Option or SAR agreement. After the death of the Eligible Person, his executors, administrators or any persons to whom his Option or SAR may be transferred by will or by the laws of descent and distribution shall have the right, at any time prior to the Option's or SAR's expiration or termination, whichever is earlier, to exercise it, to the extent to which he was entitled to exercise it immediately prior to his death, unless it is expressly provided otherwise in the Option or SAR's agreement.

         5.12 RETIREMENT. Unless it is expressly provided otherwise in the Option Agreement, before the expiration of an Incentive Option, the Employee shall be retired in good standing from the employ of the Company under the then established rules of the Company, the Incentive Option shall terminate on the earlier of the Option's expiration date or one day less than one year after his retirement; provided, if an Incentive Option is not exercised within specified time limits prescribed by the Code, it will become a Nonqualified Option by operation of law. Unless it is expressly provided otherwise in the Option Agreement, if before the expiration of a Nonqualified Option, the Employee shall be retired in good standing from the employ of the Company under the then established rules of the Company, the Nonqualified Option shall terminate on the earlier of the Nonqualified Option's expiration date or one day less than one year after his retirement. In the event of retirement, the Employee shall have the right prior to the termination of the Nonqualified Option to exercise the Nonqualified Option, to the extent to which he was entitled to exercise it immediately prior to his retirement, unless it is expressly provided otherwise in the Option Agreement. Upon retirement, an SAR shall continue to be exercisable for the remainder of the term of the SAR agreement.

         5.13 DISABILITY. If, before the expiration of an Option or SAR, the Employee shall be severed from the employ of the Company for disability, the Option or SAR shall terminate on the earlier of the Option's or SAR's expiration date or one day less than one year after the date he was severed because of disability, unless it is expressly provided otherwise in the Option or SAR agreement. In the event that the Employee shall be severed from the employ of the Company for disability, the Employee shall have the right prior to the termination of the Option or SAR to exercise the Option, to the extent to which he was entitled to exercise it immediately prior to his retirement or severance of employment for disability, unless it is expressly provided otherwise in the Option Agreement.

         5.14 SUBSTITUTION OPTIONS. Options may be granted under this Plan from time to time in substitution for stock options held by employees of other corporations who are about to become employees of or affiliated with the Company or any Affiliate as the result of a merger or consolidation of the employing corporation with the Company or any Affiliate, or the acquisition by the Company or any Affiliate of the assets of the employing corporation, or the acquisition by the Company or any Affiliate of stock of the employing corporation as the result of which it becomes an Affiliate of the Company. The terms and conditions of the substitute Options granted may vary from the terms and conditions set out in this Plan to the extent the Committee, at the time of grant, may deem appropriate to conform, in whole or in part, to the provisions of the stock options in substitution for which they are granted.

         5.15 RELOAD OPTIONS. Without in any way limiting the authority of the Board of Directors or Committee to make or not to make grants of Options hereunder, the Board of Directors or Committee shall have the authority (but not an obligation) to include as part of any Option Agreement a provision entitling the Eligible Person to a further Option (a "Reload Option") in the event the Eligible Person exercises the Option evidenced by the Option Agreement, in whole or in part, by surrendering other shares of Stock in accordance with this Plan and the terms and conditions of the Option Agreement. Any such Reload Option (a) shall be for a number of shares equal to the number of shares surrendered as part or all of the exercise price of such Option; (b) shall have an expiration date which is the greater of (i) the same expiration date of the Option the exercise of which gave rise to such Reload Option or (ii) one year from the date of grant of the Reload Option; and (c) shall have an exercise price which is equal to one hundred percent (100%) of the Fair Market Value of the Stock subject to the Reload Option on the date of exercise of the original Option. Notwithstanding the foregoing, a Reload Option which is an Incentive Option and which is granted to a 10% Stockholder, shall have an exercise price which is equal to one hundred ten percent (110%) of the Fair Market Value of the Stock subject to the Reload Option on the date of exercise of the original Option and shall have a term which is no longer than five (5) years.

         Any such Reload Option may be an Incentive Option or a Nonqualified Option, as the Board of Directors or Committee may designate at the time of the grant of the original Option; provided, however, that the designation of any Reload Option as an Incentive Option shall be subject to the one hundred thousand dollar ($100,000) annual limitation on exercisability of Incentive Stock Options described in the Plan and in Section 422(d) of the Code. There shall be no Reload Options on a Reload Option. Any such Reload Option shall be subject to the availability of sufficient shares under Section 4.2 herein and shall be subject to such other terms and conditions as the Board of Directors or Committee may determine which are not inconsistent with the express provisions of the Plan regarding the terms of Options.

         5.16 NO RIGHTS AS STOCKHOLDER. No Eligible Person shall have any rights as a stockholder with respect to Stock covered by his Option until the date a stock certificate is issued for the Stock.

                      ARTICLE VI - RESTRICTED STOCK AWARDS

         6.1 RESTRICTED STOCK AWARDS. The Committee may issue shares of Stock to an Eligible Person subject to the terms of a Restricted Stock Agreement. The Restricted Stock may be issued for no payment by the Eligible Person or for a payment below the Fair Market Value on the date of grant. Restricted Stock shall be subject to restrictions as to sale, transfer, alienation, pledge or other encumbrance and generally will be subject to vesting over a period of time specified in the Restricted Stock Agreement. The Committee shall determine the period of vesting, the number of shares, the price, if any, of Stock included in a Restricted Stock Award, and the other terms and provisions which are included in a Restricted Stock Agreement.

         6.2 RESTRICTIONS. Restricted Stock shall be subject to the terms and conditions as determined by the Committee, including without limitation, any or all of the following:

         (a) a prohibition against the sale, transfer, alienation, pledge or other encumbrance of the shares of Restricted Stock, such prohibition to lapse
(i) at such time or times as the Committee shall determine (whether in annual or more frequent installments, at the time of the death, disability or retirement of the holder of such shares, or otherwise);

         (b) a requirement that the holder of shares of Restricted Stock forfeit, or in the case of shares sold to an Eligible Person, resell back to the Company at his cost, all or a part of such shares in the event of termination of the Eligible Person's employment during any period in which the shares remain subject to restrictions;

         (c) a prohibition against employment of the holder of Restricted Stock by any competitor of the Company or its Affiliates, or against such holder's dissemination of any secret or confidential information belonging to the Company or an Affiliate;

         (d) unless stated otherwise in the Restricted Stock Agreement,

                  (i) if restrictions remain at the time of severance of employment with the Company and all Affiliates, other than for reason of disability or death, the Restricted Stock shall be forfeited; and

                  (ii) if severance of employment is by reason of disability or death, the restrictions on the shares shall lapse and the Eligible Person or his heirs or estate shall be 100% vested in the shares subject to the Restricted Stock Agreement.

         6.3 STOCK CERTIFICATE. Shares of Restricted Stock shall be registered in the name of the Eligible Person receiving the Restricted Stock Award and deposited, together with a stock power endorsed in blank, with the Company. Each such certificate shall bear a legend in substantially the following form:

                  "The transferability of this certificate and the shares of Stock represented by it is restricted by and subject to the terms and conditions (including conditions of forfeiture) contained in the 1stopsale.com Holdings, Inc. 2001 Equity Incentive Plan, and an agreement entered into between the registered owner and the Company. A copy of the Plan and agreement is on file in the office of the Secretary of the Company."

         6.4 RIGHTS AS STOCKHOLDER. Subject to the terms and conditions of the Plan, each Eligible Person receiving a certificate for Restricted Stock shall have all the rights of a stockholder with respect to the shares of Stock included in the Restricted Stock Award during any period in which such shares are subject to forfeiture and restrictions on transfer, including without limitation, the right to vote such shares. Dividends paid with respect to shares of Restricted Stock in cash or property other than Stock in the Company or rights to acquire stock in the Company shall be paid to the Eligible Person currently. Dividends paid in Stock in the Company or rights to acquire Stock in the Company shall be added to and become a part of the Restricted Stock.

         6.5 LAPSE OF RESTRICTIONS. At the end of the time period during which any shares of Restricted Stock are subject to forfeiture and restrictions on sale, transfer, alienation, pledge, or other encumbrance, such shares shall vest and will be delivered in a certificate, free of all restrictions, to the Eligible Person or to the Eligible Person's legal representative, beneficiary or heir; provided the certificate shall bear such legend, if any, as the Committee determines is reasonably required by applicable law. By accepting a Stock Award and executing a Restricted Stock Agreement, the Eligible Person agrees to remit when due any federal and state income and employment taxes required to be withheld.

         6.6 RESTRICTION PERIOD. No Restricted Stock Award may provide for restrictions continuing beyond ten (10) years from the date of grant.

                     ARTICLE VII - PERFORMANCE STOCK AWARDS

         7.1 AWARD OF PERFORMANCE STOCK. The Committee may award shares of Stock, without any payment for such shares, to designated Eligible Persons if specified performance goals established by the Committee are satisfied. The terms and provisions herein relating to these performance based awards are intended to satisfy Section 162(m) of the Code and regulations issued thereunder. The designation of an employee eligible for a specific Performance Stock Award shall be made by the Committee in writing prior to the beginning of the period for which the performance is measured (or within such period as permitted by IRS regulations). The Committee shall establish the maximum number of shares of Stock to be issued to a designated Employee if the performance goal or goals are met. The Committee reserves the right to make downward adjustments in the maximum amount of an Award if in its discretion unforeseen events make such adjustment appropriate.

         7.2 PERFORMANCE GOALS. Performance goals determined by the Committee may be based on specified increases in cash flow, net profits, Stock price, Company, segment or Affiliate sales, market share, earnings per share, return on assets, and/or return on stockholders' equity.

         7.3 ELIGIBILITY. The employees eligible for Performance Stock Awards are the senior officers (i.e., chief executive officer, president, vice presidents, secretary, treasurer, and similar positions) of the Company and its Affiliates, and such other employees of the Company and its Affiliates as may be designated by the Committee.

         7.4 CERTIFICATE OF PERFORMANCE. The Committee must certify in writing that a performance goal has been attained prior to issuance of any certificate for a Performance Stock Award to any Employee. If the Committee certifies the entitlement of an Employee to the Performance Stock Award, the certificate will be issued to the Employee as soon as administratively practicable, and subject to other applicable provisions of the Plan, including but not limited to, all legal requirements and tax withholding. However, payment may be made in shares of Stock, in cash, or partly in cash and partly in shares of Stock, as the Committee shall decide in its sole discretion. If a cash payment is made in lieu of shares of Stock, the number of shares represented by such payment shall not be available for subsequent issuance under this Plan.


                          ARTICLE VIII - ADMINISTRATION

         The Plan shall be administered by the Committee. All questions of interpretation and application of the Plan and Awards shall be subject to the determination of the Committee. A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by a majority of the members shall be as effective as if it had been made by a majority vote at a meeting properly called and held. This Plan shall be administered in such a manner as to permit the Options which are designated to be Incentive Options to qualify as Incentive Options. In carrying out its authority under this Plan, the Committee shall have full and final authority and discretion, including but not limited to the following rights, powers and authorities, to:

         (a) determine the Eligible Persons to whom and the time or times at which Options or Awards will be made,

         (b) determine the number of shares and the purchase price of Stock covered in each Option or Award, subject to the terms of the Plan,

         (c) determine the terms, provisions and conditions of each Option and Award, which need not be identical,

         (d) accelerate the time at which any outstanding Option or SAR may be exercised, or Restricted Stock Award will vest,

         (e) define the effect, if any, on an Option or Award of the death, disability, retirement, or termination of employment of the Employee,

         (f) prescribe, amend and rescind rules and regulations relating to administration of the Plan, and

         (g) make all other determinations and take all other actions deemed necessary, appropriate, or advisable for the proper administration of this Plan.

         The actions of the Committee in exercising all of the rights, powers, and authorities set out in this Article and all other Articles of this Plan, when performed in good faith and in its sole judgment, shall be final, conclusive and binding on all parties.


                  ARTICLE IX - AMENDMENT OR TERMINATION OF PLAN

         The Board of Directors of the Company may amend, terminate or suspend this Plan at any time, in its sole and absolute discretion; provided, however, that to the extent required to qualify this Plan under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, no amendment that would (a) materially increase the number of shares of Stock that may be issued under this Plan, (b) materially modify the requirements as to eligibility for participation in this Plan, or (c) otherwise materially increase the benefits accruing to participants under this Plan, shall be made without the approval of the Company's stockholders; provided further, however, that to the extent required to maintain the status of any Incentive Option under the Code, no amendment that would (a) change the aggregate number of shares of Stock which may be issued under Incentive Options, (b) change the class of employees eligible to receive Incentive Options, or (c) decrease the Option price for Incentive Options below the Fair Market Value of the Stock at the time it is granted, shall be made without the approval of the Company's stockholders. Subject to the preceding sentence, the Board of Directors shall have the power to make any changes in the Plan and in the regulations and administrative provisions under it or in any outstanding Incentive Option as in the opinion of counsel for the Company may be necessary or appropriate from time to time to enable any Incentive Option granted under this Plan to continue to qualify as an incentive stock option or such other stock option as may be defined under the Code so as to receive preferential federal income tax treatment.


                            ARTICLE X - MISCELLANEOUS

         10.1 NO ESTABLISHMENT OF A TRUST FUND. No property shall be set aside nor shall a trust fund of any kind be established to secure the rights of any Eligible Person under this Plan. All Eligible Persons shall at all times rely solely upon the general credit of the Company for the payment of any benefit which becomes payable under this Plan.

         10.2 NO EMPLOYMENT OBLIGATION. The granting of any Option or Award shall not constitute an employment contract, express or implied, nor impose upon the Company or any Affiliate any obligation to employ or continue to employ any Eligible Person. The right of the Company or any Affiliate to terminate the employment of any person shall not be diminished or affected by reason of the fact that an Option or Award has been granted to him.

         10.3 FORFEITURE. Notwithstanding any other provisions of this Plan, if the Committee finds by a majority vote after full consideration of the facts that an Eligible Person, before or after termination of his employment with the

Company or an Affiliate for any reason (a) committed or engaged in fraud, embezzlement, theft, commission of a felony, or proven dishonesty in the course of his employment by the Company or an Affiliate, which conduct damaged the Company or Affiliate, or disclosed trade secrets of the Company or an Affiliate, or (b) participated, engaged in or had a material, financial or other interest, whether as an employee, officer, director, consultant, contractor, stockholder, owner, or otherwise, in any commercial endeavor in the United States which is competitive with the business of the Company or an Affiliate without the written consent of the Company or Affiliate, the Eligible Person shall forfeit all outstanding Options and all outstanding Awards, and including all exercised Options and other situations pursuant to which the Company has not yet delivered a stock certificate. Clause (b) shall not be deemed to have been violated solely by reason of the Eligible Person's ownership of stock or securities of any publicly owned corporation, if that ownership does not result in effective control of the corporation.

         The decision of the Committee as to the cause of an Employee's discharge, the damage done to the Company or an Affiliate, and the extent of an Eligible Person's competitive activity shall be final. No decision of the Committee, however, shall affect the finality of the discharge of the Employee by the Company or an Affiliate in any manner.

         10.4 TAX WITHHOLDING. The Company or any Affiliate shall be entitled to deduct from other compensation payable to each Eligible Person any sums required by federal, state, or local tax law to be withheld with respect to the grant or exercise of an Option or SAR, lapse of restrictions on Restricted Stock, or award of Performance Stock. In the alternative, the Company may require the Eligible Person (or other person exercising the Option, SAR or receiving the Stock) to pay the sum directly to the employer corporation. If the Eligible Person (or other person exercising the Option or SAR or receiving the Stock) is required to pay the sum directly, payment in cash or by check of such sums for taxes shall be delivered within 10 days after the date of exercise or lapse of restrictions. The Company shall have no obligation upon exercise of any Option or lapse of restrictions on Stock until payment has been received, unless withholding (or offset against a cash payment) as of or prior to the date of exercise or lapse of restrictions is sufficient to cover all sums due with respect to that exercise. The Company and its Affiliates shall not be obligated to advise an Eligible Person of the existence of the tax or the amount which the employer corporation will be required to withhold.

         10.5 WRITTEN AGREEMENT. Each Option and Award shall be embodied in a written agreement which shall be subject to the terms and conditions of this Plan and shall be signed by the Eligible Person and by a member of the Committee on behalf of the Committee and the Company or an executive officer of the Company, other than the Eligible Person, on behalf of the Company. The agreement may contain any other provisions that the Committee in its discretion shall deem advisable which are not inconsistent with the terms of this Plan.

         10.6 INDEMNIFICATION OF THE COMMITTEE AND THE BOARD OF DIRECTORS. With respect to administration of this Plan, the Company shall indemnify each present and future member of the Committee and the Board of Directors against, and each member of the Committee and the Board of Directors shall be entitled without further act on his part to indemnity from the Company for, all expenses (including attorney's fees, the amount of judgments and the amount of approved settlements made with a view to the curtailment of costs of litigation, other than amounts paid to the Company itself) reasonably incurred by him in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of his being or having been a member of the Committee and/or the Board of Directors, whether or not he continues to be a member of the Committee and/or the Board of Directors at the time of incurring the expenses, including, without limitation, matters as to which he shall be finally adjudged in any action, suit or proceeding to have been found to have been negligent in the performance of his duty as a member of the Committee or the Board of Directors. However, this indemnity shall not include any expenses incurred by any member of the Committee and/or the Board of Directors in respect of matters as to which he shall be finally adjudged in any action, suit or proceeding to have been guilty of gross negligence or willful misconduct in the performance of his duty as a member of the Committee and the Board of Directors. In addition, no right of indemnification under this Plan shall be available to or enforceable by any member of the Committee and the Board of Directors unless, within 60 days after institution of any action, suit or proceeding, he shall have offered the Company, in writing, the opportunity to handle and defend same at its own expense. This right of indemnification shall inure to the benefit of the heirs, executors or administrators of each member of the Committee and the Board of Directors and shall be in addition to all other rights to which a member of the Committee and the Board of Directors may be entitled as a matter of law, contract, or otherwise.

         10.7 GENDER. If the context requires, words of one gender when used in this Plan shall include the others and words used in the singular or plural shall include the other.

         10.8 HEADINGS. Headings of Articles and Sections are included for convenience of reference only and do not constitute part of the Plan and shall not be used in construing the terms of the Plan.

         10.9 OTHER COMPENSATION PLANS. The adoption of this Plan shall not affect any other stock option, incentive or other compensation or benefit plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of incentive or other compensation for employees of the Company or any Affiliate.

         10.10 OTHER OPTIONS OR AWARDS. The grant of an Option or Award shall not confer upon the Eligible Person the right to receive any future or other Options or Awards under this Plan, whether or not Options or Awards may be granted to similarly situated Eligible Persons, or the right to receive future Options or Awards upon the same terms or conditions as previously granted.

         10.11 GOVERNING LAW. The provisions of this Plan shall be construed, administered, and governed under the laws of the State of Delaware.